                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)
                           (AMENDMENT NO. ______)(1)


                                Integra, Inc.
                                -------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  45811M105
                                  ---------
                                (CUSIP Number)

                                July 27, 2001
                                -------------
           (Date of Event Which Requires Filing of this Statement)

                           Richard A. Silfen, Esq.
                         Morgan, Lewis & Bockius LLP
                              1701 Market Street
                         Philadelphia, PA 19103-2921
                                (215) 963-5000
                                --------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

        If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ____

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                             (Page 1 of 6 pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 45811M105                   SCHEDULE 13D                   PAGE 2 OF 6



------------------------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                       Stuart Piltch
------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A
                MEMBER OF A GROUP*                                                (a)___
                                                                                  (b)___
------------------------------------------------------------------------------------------------
3               SEC USE ONLY
------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS                             PF
------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
                OR 2(e)
------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America
------------------------------------------------------------------------------------------------
NUMBER OF       7   SOLE VOTING POWER            2,075,000 shares*

SHARES
                    *Includes 1,075,000 shares of Common Stock issuable upon
BENEFICIALLY        the conversion of 107,500 shares of Series SP Preferred Stock

                --------------------------------------------------------------------------------
OWNED BY EACH   8   SHARED VOTING POWER               -0- shares

                --------------------------------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER           2,075,000 shares*

PERSON WITH          *Includes 1,075,000 shares of Common Stock issuable upon
                      the conversion  of 107,500 shares of Series SP Preferred Stock
                --------------------------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER




------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,075,000 shares*

                *Includes 1,075,000 shares of Common Stock issuable upon the conversion of 107,500 shares of Series SP Preferred Stock
------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   17.0%
------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*          IN
------------------------------------------------------------------------------------------------





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CUSIP NO. 45811M105                   SCHEDULE 13D                   PAGE 3 OF 6



ITEM 1.        SECURITY OF THE ISSUER.

               This statement relates to the common stock, $.01 par value (the "Common Stock"), of Integra, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1060 First Avenue, King of Prussia, Pennsylvania 19406.

ITEM 2.        IDENTITY AND BACKGROUND.

               (a) This statement is being filed by Stuart Piltch (the "Filing Person").

               (b) The principal business address of the Filing Person is 1060 First Avenue, King of Prussia, Pennsylvania 19406.

               (c) The present principal occupation of the Filing Person is President and Chief Executive Officer of the Issuer.

               (d) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) The Filing Person is a citizen of the United States of America.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Filing Person obtained the shares of Common Stock described in Item 5 in exchange for his sale to the Issuer of all of the outstanding membership units of Global Benefits Solutions, LLC ("GBS"), a Delaware limited liability company.

ITEM 4.        PURPOSE OF TRANSACTION.

               Prior to the acquisition of the Common Stock described in Item 5, the Filing Person was the Managing Director of GBS. As a result of a transaction (the "Transaction") in which the Filing Person exchanged 42.1 GBS membership units for 1,000,000 shares of Common Stock, 107,500 shares of Series SP Preferred Stock of the Issuer, which is convertible into Common Stock, and the Issuer's assumption of certain promissory notes previously issued by the Filing Person, the Filing Person beneficially owns 2,075,000 shares of Common Stock, which amount includes 1,075,000 shares of Common Stock issuable upon the conversion of the 107,500 shares of Series SP Preferred Stock. The Filing Person may acquire additional securities of the Issuer directly or may, in the future, dispose of the securities he holds. Because the Common Stock and Series SP Preferred Stock that the Filing Person received in the Transaction




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CUSIP NO. 45811M105                   SCHEDULE 13D                   PAGE 4 OF 6




was not registered, any disposition of such stock must occur pursuant to an effective registration statement or an exemption from registration. The terms of the Series SP Preferred Stock require the Issuer to pay to the holder, on a quarterly basis, an 8% dividend. In the event that the Issuer fails to make one or more of such dividend payments prior to the Issuer's mandatory redemption of the Series SP Preferred Stock five years from the date the stock was purchased by the Filing Person or in the event that the Issuer is sold and the Issuer fails to redeem all of the Series SP Preferred Stock owned by the Filing Person at the time of the sale, the Filing Person has the right, pursuant to the Transaction documents, to repurchase his former interest in GBS with the Series SP Preferred Stock held by the Filing Person at the date of repurchase. Except as set forth above, the Filing Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of this Item 4.

ITEM 5.        INTEREST IN THE SECURITIES OF THE ISSUER.

               (a) The Filing Person beneficially owns 2,075,000 shares of the Common Stock, including 1,075,000 shares issuable upon the conversion of 107,500 shares of Series SP Preferred Stock, which constitutes 17.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(i)(D). The 1,000,000 shares of outstanding Common Stock owned by the Filing Person constitute 9% of the shares of classes of Common Stock actually outstanding.

               (b) The Filing Person has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the reported shares. The Filing Person has the right to one vote for each share of Common Stock into which the Series SP Preferred Stock is convertible.

               (c) On July 27, 2001, the Filing Person entered into a Unit Purchase Agreement with the Issuer and GBS, pursuant to which, the Filing Person exchanged 42.1 GBS membership units for 1,000,000 shares of Common Stock, 107,500 shares of Series SP Preferred Stock and the Issuer's assumption of certain promissory notes previously issued by the Filing Person. The Series SP Preferred Stock is convertible, at the election of the Filing Person, into 1,075,000 shares of Common Stock until July 27, 2006, when it is scheduled to be redeemed by the Issuer. The total number of shares of Series SP Preferred Stock issued to the Filing Person is subject to reduction based upon an earn-out formula measuring the gross revenues of GBS from August 1, 2001 to December 31, 2001. The terms of the Series SP Preferred Stock require the Issuer to pay, quarterly, an 8% dividend on the 107,500 shares of Series SP Preferred Stock. In connection with the Transaction, the Filing Person was elected President, Chief Executive Officer and a Director of the Issuer.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The terms of the Transaction described above provide that in the event the Issuer fails to pay the 8% quarterly dividend required by the terms of the Series SP Preferred Stock or in the event that the Issuer is sold and the Issuer fails to redeem all of the Series SP Preferred Stock owned by the Filing Person at the time of the sale, the Filing Person is entitled to



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CUSIP NO. 45811M105                   SCHEDULE 13D                   PAGE 5 OF 6




repurchase the 42.1 GBS membership units, in exchange for the preferred stock that he holds at the time of the repurchase.

               In connection with the Transaction, the Filing Person was elected President, Chief Executive Officer and a Director of the Issuer.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

99.1           Unit Purchase Agreement dated July 27, 2001

99.2           Unit Repurchase Agreement dated July 27, 2001





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CUSIP NO. 45811M105                   SCHEDULE 13D                   PAGE 6 OF 6

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      August 6, 2001
                                            ------------------------------
                                                         (Date)

                                                    /s/ Stuart Piltch
                                            -------------------------------
                                                        (Signature)


                                                        Stuart Piltch
                                            -------------------------------
                                                        (Name / Title)